

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 17, 2012

<u>Via E-Mail</u>

Peter D. Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, Wisconsin 53202

> **RE: Pro-Dex, Inc.**
> **Preliminary Proxy Statement filed by AO Partners I, L.P.**
>   **AO Partners, LLC, Glenhurst Co., Nicholas J. Swenson, Farnam Street**
>   **Partners, L.P., Farnam Street Capital, Inc., Raymond E. Cabillot and**
>   **William James Farrell III**
> **Filed on October 10, 2012**
> **File No. 000-14942**

Dear Mr. Fetzer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please complete the blanks in your document.

Our Goal, page 1

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- That replacing a majority of the board will enable the company to begin reversing its financial performance. Also, your disclosure implies that not all board members are failing. Please revise to clarify which board members are not failing;
- The first paragraph under the "Our Aligned Interests and Pledge" indicates that the interests of the current board and company shareholders are not aligned and that in order for such interests to be aligned, the board and management must have purchased company stock with their own funds; and
- How you know that all public shareholders invested their own capital to purchase shares of stock, as is implied by your disclosure in the penultimate paragraph on page 1.

3. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, please note that the factual foundation for such assertions must be reasonable. See Exchange Act Rule 14a-9. We note the following statements:

- The first sentence of the first paragraph implies that the current board is not focused on building long-term shareholder value;
- The first sentence of the second paragraph implies that the current board is not well-informed, independent or decisive. The next sentence implies that the current board does not benefit all shareholders; and
- The statements on page 2 regarding incompetent or self-serving leadership and a board no longer focused on generating shareholder value.

Why Your Vote Is Needed, page 2

4. Please expand to explain the reasons for the following assertions:
- The connection between the "incompetent" or "self-serving" leadership and the company's stock price;
- That you have seen no "meaningful actions" by the company, as indicated under the caption "Accountability." Also revise to clarify whether the company was required to inform you of their strategies and the actions they took; and
- That management is "making excuses" and asking for a "pass" and the connection between the board and the company's performance, as indicated under the caption "Accountability."

The Directors Boosted . . ., page 3

5. We note that the heading of this section refers to the directors' compensation while the disclosure below it aggregates the directors' and executive management's compensation. Please revise to provide a breakdown of the compensation among directors and management. To the extent you retain disclosure about management's compensation, please address it more specifically.

6.   Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct, such as the assertion on page 4 that the "increases in compensation reflect the Board's self-dealing and lack of fiduciary responsibility to shareholders."   We also note the following statements:

- That the board had "a seeming disregard for shareholder value" in granting options to Mr. Berthelot (page 5);
- That the appointment of, and option grant to, Mr. Berthelot "loudly proclaims that the incumbent board is not looking out for the best interests of shareholders and displays very poor judgment" (page 5);
- That the board acted irresponsibly, in a self-serving manner and contrary to their fiduciary duties in connection with the sale of Astromec (page 6);
- That the board "may not have acted in the best interest of shareholders" and "is not motivated to create value for shareholders" due to the number of shares they own (page 7); and
- Your statement on page 7 that you will attempt to benefit **ALL** shareholders (emphasis in original) suggests that the current board does not do so.

The Board Has Failed . . ., page 4

7.   Please provide support for the statement that the board "failed to properly oversee the loss of business" from its former largest customer.

The Board Demonstrated Questionable Judgment . . ., page 5

8.   Please support your statements regarding Mr. Berthelot's "lack of significant qualifications" to serve as CEO.

The Board's Oversight . . ., page 5

9.   Please provide support for your statements in the last paragraph of section IV (page 6) relating to (i) whether "responsible fiduciaries do not pay 40% in transaction costs on the sale of a business," (ii) a 13.2% business brokerage fee is "far above the industry norms" you see and (iii) the implied oddity of the company's denial to provide the name of the brokerage firm. Also clarify to what "industry norms" you are referring whether the company was required to disclose the name of the brokerage firm to you.

The Directors Own . . ., page 6

10.   Please support your statements that option grant to Mr. Berthelot was "generous." Also revise to clarify, if true, that the strike price was also the market price of the company's stock on the grant date. Your current disclosure suggests the strike price was intentionally set low.

11.   We note your statement on page 7 that "shareholders like us who have put a significant amount of their own capital at risk…" Please tell us supplementally, with a view toward revised disclosure, whether any of the shares over which you have beneficial ownership were acquired or are being held for the account of unaffiliated third parties, such as clients.

Background of the Solicitation, page 9

12.   Please refer to the ninth bullet point on page 10. You indicate that you were informed that Mr. Swenson would not be offered a board seat because current members believed he would not be independent under the Company's rules, "which is not the case." How do you know that the current board read the rules incorrectly? Or did they simply read the rules differently than you did? Please revise.

Our Nominees, page 11

13.   The statement that your nominees "will be able to work with the Company to formulate specific goals and plans to maximize the value of the Company for all of its shareholders" implies that the current board is unable to do so. Please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.

14.   On a related note, please specify whether you have any specific plans to maximize the value of the company.

15.   Please revise to clarify why you believe the perspectives, ideas and viewpoints of your nominees are "fresh" or otherwise different as compared to the existing members of the board, particularly given that your disclosure in this section indicates your nominees have not yet developed a plan to confront the challenges you say the company faces.

16.   Please tell us why the AO Partners entities do not appear in the backgrounds you disclose. Also revise to clarify the nature of the relationship between Messrs. Swenson and Cabillot and the entities with which they are affiliated. We note, for example, that pages A-1 and A2 indicate they all share the same office space.

17.   Please disclose whether your nominees have consented to being named in the proxy statement and to serve if elected.

18.   We note your disclosure in the last paragraph on page 12 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named

in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

19.   Please disclose and quantify the effects of the election of your nominees on the company. Disclose, for example, whether any change of control payments would be due or any company obligations (through debt or otherwise) would become due or accelerated.

Solicitation of Proxies; Expenses, page 15

20.   We note that you intend to solicit proxies by mail, telephone, telegram and personal solicitation. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

21.   We note the issue of reimbursement "may" be submitted to a shareholder vote. Please revise to clarify whether it will be submitted to such a vote. Refer to Item 4(b)(5) of Schedule 14A.

Other Matters, page 17

22.   You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Additional Information, page 17

23.   Please delete the disclaimer in the last sentence on page 17. It is inappropriate to disclaim responsibility for your own disclosure.

Form of Proxy Card

24.   We note the language that you intend to use the proxy card to vote for the company nominees "other than the Company nominees named below." We also note your statement that you are not seeking authority to vote for and will not exercise any authority for three of the Company's five nominees. Finally, we note the "Note" included in bold. These statements suggest that you are improperly relying on the short slate provisions of Rule 14a-4(d). The short slate provisions may only be used by a party soliciting proxies for a minority of a board of directors. Please advise or revise. If you revise the proxy card to delete these statements, please include a statement that alerts security holders that using

your proxy card would result in the security holders being unable to vote for any company nominees and, in effect, vote only for three nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Geoff Kruczek at (202) 551-3641 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions